Exhibit 12.1

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
The following table sets forth the calculation of earnings to combined fixed charges and preferred stock dividends for the periods shown.

	Year Ended December 31, 2012		Year Ended December 31, 2011		Year Ended December 31,2010		Period commencing September 22, 2009 through December 31, 2009
	(dollars in thousands)

Net income from continuing operations before taxes	$65,105		$108,396		11,887		$(1,008)
Add: fixed charges (interest expense + preferred dividends)	1,138		2,370		5,279		26
Add: amortization of debt issuance costs	52
Earnings as adjusted:	66,295		110,766		17,166		(982)
Fixed Charges:	1,138		2,370		5,279		26
Interest Expense	1,138		2,370		5,279		26
Preferred Dividends	-		-		-		-
Ratio of earning to combined fixed charges and preferred stock dividends	58.26	x	46.74	x	3.25	x	-
Deficiency	$-		$-		$-		$1,008